Exhibit 99.6
Chapter D
(Additional Information about the Company)
Periodic Report for 2012

1.	Regulation 10A: Summary of the Company's consolidated statements of income for each of the quarters in the year ended December 31, 2012 (in NIS millions).

The quarterly statements were prepared in compliance with International Financial Reporting Standards (IFRS)

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012	2011
Revenue	2,740	2,595	2,494	2,449	10,278	11,373
Costs and expenses	1,890	1,849	1,827	1,677	7,243	8,131
Operating profit	850	746	667	772	3,035	3,242
Financing expenses (income) - net	(44)	77	55	61	149	210
Earnings before Group’s equity in affiliates	894	669	612	711	2,886	3,032
Share in losses of affiliates	58	83	92	12	245	216
Profit before income tax	836	586	520	699	2,641	2,816
Income tax	245	174	178	180	777	755
Profit for the period	591	412	342	519	1,864	2,061
Other comprehensive income (loss), net for the period	(6)	(2)	3	(22)	(27)	35
Total comprehensive income for the period	585	410	345	497	1,837	2,096
Attributable to:
Shareholders of the Company	576	413	345	497	1,831	2,101
Non-controlling interests	9	(3)	-	-	6	(5)
Total comprehensive income for the period	585	410	345	497	1,837	2,096
Earnings per share
Basic and diluted earnings per share	0.21	0.15	0.13	0.19	0.68	0.76

2.	Regulation 10C: Use of proceeds for securities with special reference to the application of proceeds based on the prospectus

On July 3, 2011 the Company issued debentures (Series 6 through 8) based on a shelf offering memorandum dated June 29, 2011 published under the shelf prospectus.

For further information relating to this matter see the Company's shelf offering memorandum dated June 29, 2011 and the announcement of the results of the issuance under the Company's shelf offering memorandum dated June 30, 2011, included here by reference. Furthermore, see Note 13.2 to Chapter C of the Company's financial statements for 2012.

The purposes of the proceeds from the issuance, as published in the announcement of the results of the issuance under the Company's shelf offering memorandum date June 30, 2011, are as follows: "The Company intends to use the proceeds from the issuance for the ongoing business operations of the Company, and this includes the option of using the proceeds, inter alia, to repay loans, carry out investments in infrastructures and other investments, to pay dividends, or for other needs as the Company may decide, as the Capex may be from time to time. The Company used the proceeds for its ongoing business operations in accordance with the goals that were set.

3.	Regulation 11: Breakdown of material investments in subsidiaries and related companies as of the date of the financial statements 1

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in issued equity and in voting rights	Rate of holdings in rights to appoint directors		Company's separate balance sheet value2
Pelephone Communications Ltd. ("Pelephone")	The Company	Ordinary NIS 1	302,460,000	302,460,000	100%	100%		4,519
Bezeq International Ltd. ("Bezeq International")	The Company	Ordinary NIS 0.1 shares	1,136,990,000	113,699,000	100%	100%		1,031
D.B.S. Satellite Services (1998) Ltd.3 ("DBS")	The Company	Ordinary NIS 1 shares	14,881	14,881	49.78%	45.45	%4	1,003
Bezeq Online Ltd.	The Company	Ordinary NIS 1	1,170,000	1,170,000	100%	100%		64
Bezeq Zahav (Holdings) Ltd.5	The Company	Ordinary NIS 1 shares	1,000,000	1,000,000	100%	100%		723
Walla! Communications Ltd. ("Walla")	The Company	Ordinary NIS 1	47,340,970	47,340,970	100%	100%		200
Coral-Tell Ltd.	Walla	Ordinary NIS 1	22,650	22,650	75%	75%		140
Teletel Communications Channels Ltd.	Walla	Ordinary NIS 1	200	200	100%	100%		(45)

1	The Company’s investees have immaterial investments in other investees..

2
These amounts include extended loans as follows: Pelephone - NIS 530 million; Bezeq International - NIS 208 million; Bezeq Zahav - NIS 723 million and Bezeq Online - NIS 20 million. For further information regarding dates on which the loans were extended, their terms and repayment dates, see Note 8.2 to the Separate Financial Information attached to the periodic report.

3
The investment in DBS, in the amount of NIS 1,742 million, was carried out through loans, of which NIS 73 million are CPI linked loans, NIS 240 million are CPI linked loans bearing 5.5% interest and NIS 1,429 million are CPI linked loans bearing interest of 11%.

4
In accordance with DBS articles of association, based on the current holdings in DBS, the Company is eligible to appoint 5 out of the 11 directors that can be appointed  by DBS shareholders.  Furthermore, according to DBS articles of association, voting rights of all the board members will be equivalent to the total voting rights of the shareholder who appointed the director divided by the number of directors appointed on behalf of the appointing shareholder. Thus, the voting rights of the directors appointed by the Company are 49.78% of the voting rights on the board of directors of DBS. The Company has options that, as at the date of publication of the periodic report, grants it 8.6% rights in DBS shares.

5	Loans were extended to the subsidiary, Bezeq Zahav (Holdings) Ltd. for financing the acquisition of debentures Series 5 of the Company.

4.	Regulation 12: Material changes in investments in subsidiaries and related companies in the reporting period:

Date of change	Nature of the change	Company name:	Reported amounts (NIS millions)
May 17, 2012	Dividend payment	Pelephone	466
October 9, 2012	Dividend payment	Pelephone	410
May 17, 2012	Dividend payment	Bezeq International	90
October 9, 2012	Dividend payment	Bezeq International	74
1-12, 2012	Reduced premium	Bezeq Zahav Holdings Ltd.	(5)
1-12, 2012	Estimate	Bezeq Zahav Holdings Ltd.	12
June 1, 2012	Debenture repayment	Bezeq Zahav Holdings Ltd.	(178)
1-12, 2012	Linkage and interest differentials	DBS	193
April 5, 2012	Increase to 100% control in Walla	Walla6	77

6	Loans were extended to the subsidiary, Bezeq Zahav (Holdings) Ltd. for financing the acquisition of debentures Series 5 of the Company.

5.	Regulation 13: Revenues of subsidiaries and related companies and the revenues of the Company from them as of the reporting date (in NIS millions)7

Company name:	Profit (loss) for the period	Comprehensive income(loss) for the period	Dividends	Management fees	Interest income
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Pelephone	698	697	876	6	43
Bezeq International	160	157	164	1.5	10
D.B.S.	(310)	(312)	-	-	175
Bezeq Online Ltd.	(6)	(6)	-	-	1
Bezeq Zahav Holdings Ltd.	-	-	-	-	37
Walla	(17)	(17)	-	-	-

6.	Regulation 20: Trading the Company’s securities on the TASE –dates and reasons for interruption of trade – update

In 2012, 11,126,932 ordinary NIS 1 par value shares of the Company were listed for trading subsequent to options exercised from the employee options plan, under the outline dated March 25, 2007 and subsequent to exercise of options from the executive employee options plan dated December 20, 2010.

Dates and reasons for interruption of trade:

Start of interruption	End of interruption	Reason for interruption of trade
August 2, 2012 9:00 AM	August 2, 2012 9:48 AM	Publication of the Q2 financial statements

7
Furthermore, subsequent to reporting date, the consolidated companies announced dividends as follows: 1. On March 3, 2013 the board of directors of Pelephone decided on a dividend distribution in the amount of NIS 287 in May 2012.  2.  On March 5, 2013 the board of directors of Bezeq International decided on a dividend distribution in the amount of NIS 84 million in May 2013. 3.  During February and March Walla received a dividend that was announced by its investees, in a total amount of NIS 8 million.

7.	Regulation 21: Remuneration of interested parties and executive officers

Below is a breakdown of the remuneration for 2012, as recognized in the financial statements for 2012, to each of the five highest-paid senior officers in the Company or in a corporation under its control, and which were paid to them in lieu of their service in the Company or a corporation under its control, (employer's cost on annual basis):

Recipient			Total (in NIS thousands)
Name	Position	Scope of position	Salary8	Bonus9	Share-based payment	Phantom options10	Other	Total11
Avraham Gabbay	CEO Bezeq	Full-time	2,750	2,222	-	(665)		4,307
Gil Sharon	CEO of Pelephone	Full-time	2,732	2,011	-	(665)		4,078
Yitzhak Benbenisti	CEO, Bezeq International Ltd.	Full-time	2,012	1,630	-	(443)		3,199
Alan Gelman12	Bezeq Deputy CEO and CFO	Full-time	1,948	1,341	-	0		3,289
Ran Guron	Deputy CEO and VP Marketing	Full-time	1,564	512	-	(89)		1,987

8
Salaries include the cost of salaries and the ancillary salary costs including benefits (as specified in the notes below) and social benefits, as well as changes in provisions set aside in the 2012 financial statements for severance compensation, prior notice and leave pay.

9
The bonus is for 2012 (as of reporting date, not yet paid to the senior officers). During 2012 bonuses for 2011 were paid to these officers, the amounts of which are included in the corresponding table in the Company's annual report for 2011 published on March 14, 2012.

10
The value based on the Black & Scholes formula at reporting date. This amount is the relative value for share-based remuneration for phantom options that were recognized in the financial statements for the reporting year.

11
The total amount takes into account the amounts reduced in the phantom options section. These amounts were reduced due to cancellation of the provisions set aside in the reporting year for the phantom options.

12	Alan Gelman was paid prior notice, however it is not presented in this report since the expense was recognized in the Company’s financial statements for 2007.

Breakdown of information pertaining to the terms of employment of the executive officers appearing in the foregoing table:

A.
Avraham Gabbay

On January 17, 2013, the Company's CEO announced his resignation from his position and is expected to terminate his position on April 14, 2013

Employed by the Company as the Company's CEO, under a personal employment agreement dated July 19, 2007. Under the agreement, the CEO is entitled to receive a monthly salary (gross) of NIS 175,000, linked to the CPI (during the reporting year his monthly salary (gross) amounted to NIS 178,000).

On December 30, 2010 the Company's CEO was granted 3,000,000 phantom options at exercise price of NIS 10.206.

The CEO is entitled to an annual bonus of up to 100% of his annual salary (without ancillary benefits), for full compliance with the preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 125% of his annual salary.

On March 14, 2012 the Company's board of directors (upon approval of the Company's audit committee) approved the bonus for the Company's CEO for 2011 in an amount equivalent to 120% of the CEO's annual salary, in the amount of NIS 2,517,000. This amount, which is for 2011, is not included in the above remuneration table.

The goals for the CEO's bonus for 2012 were preset by the board of directors in February 2012, based on the Company's annual work schedule for 2012 and included three parameters: (a) EBITDA13 14goal for the Company (solo), which constitutes 70% of the bonus calculation; (b) growth parameters in the areas of operation and revenues, constituting 15% of the bonus calculation; (c) a goal relating to customer service in the private and business markets, which constitutes 15% of the bonus calculation. The CEO's compliance with all the bonus goals set for him for 2012 was 103.7%. On March 13, 2013, the Company's board of directors approved (after receiving approval  of the Company's remunerations committee) a bonus for the Company's CEO for 2012, at a rate of 103.7% of the CEO's annual salary, in the amount of NIS 2,222,000.

B.
Gil Sharon

Employed as CEO of the subsidiary, Pelephone, under a personal employment agreement dated January 19, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months prior notice (by Pelephone) and 3 months prior notice (by Pelephone's CEO). His monthly salary is NIS 175,000 (gross), linked to the CPI (during the reporting year his monthly salary (gross) amounted to NIS 178,000).

On December 30, 2010 the CEO of Pelephone was granted 3,000,000 phantom options at exercise price of NIS 10.206.

The CEO of Pelephone is eligible for an annual bonus of up to 100% of his annual salary (without ancillary benefits), for full compliance with the preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 125% of his annual salary15.

13
Levels were set, with regard to each of the criteria, for bonus calculation based on compliance rates whereby the EBITDA goal was set in such a way that compliance below 95% of the EBITDA goal would not grant the CEO any bonus for this criterion, compliance rate of 95% - 100% of the EBITDA goal would grant the CEO an amount equivalent to 60% - 100% for this criterion, pro-rata, and compliance beyond 100% of the goals would grant the CEO an amount equivalent to 100% - 125% for this criterion, pro rata.

13
In accordance with the remuneration plan, the goal was amended, eliminating accounting changes and according to the decision of the remuneration committee and the board of March 10, 2013 and March 13, 2013, respectively, the goal was amended to eliminate the effect of changes in the NAKED ADSL prices.

15
(a) Bezeq's remunerations committee and board of directors may decide, by the date of the approval of the financial statements for the relevant year, that there are extenuating circumstances justifying nonpayment of a bonus or part thereof, despite compliance with the set goals; (b) full compliance with the EBITDA goal will constitute 40% of the bonus that will be paid according to the following distribution:  1. 60% of the bonus eligibility for compliance with the EBITDA for 2013 will be paid following the date of approval of the financial statements for this year.  2. The balance of the bonus eligibility for 2013, i.e. 40%, will be paid in 2014 and only if the minimum EBITDA goal set by the Company's board of directors, compared with the 2014 budget, is achieved. (c) eligibility for a bonus is contingent upon the manager being a Company employee at the end of the calendar year for which the goals were preset. If such manager is not a Group employee at the end of that calendar year, his eligibility to receive a bonus, if at all, will be based on the board of directors' assessment and not on the preset goals. (d) If it comes to light that any bonus paid to a manager on the bases of data that afterwards are found to be misleading and are reclassified in the Company's financial statements, the manager will be required to refund to the Company the difference between the amount received and the amount of the bonus as calculated based on the updated figures

On March 14, 2012 the Pelephone’s board of directors approved the bonus for the CEO of Pelephone for 2011, in an amount equivalent to 90% of the annual salary of the CEO of Pelephone for 2011, in the amount of NIS 1,900,000. This amount, which is for 2011, is not included in the above remunerations table.

The bonus goals for the CEO of Pelephone were preset by the Company's board of directors in February 2012, following approval of the Company's audit committee and of the board of directors of Pelephone, based on Pelephone's work schedule for 2012, including: EBITDA16 goals (based on Pelephone's financial statements (solo)) which constitute 25% of the bonus calculation, a managerial goal relating to cash flows from Pelephone's ongoing operations, constituting 25% of the annual bonus calculation for the CEO of Pelephone for 2012 and a goal made up of components relating to Pelephone’s competitive position in the market, constituting 50% of the bonus calculation. The compliance of the CEO of Pelephone with all the bonus goals set for him for 2012 was 93.8%.  On March 13, 2013, the Company's board of directors approved (after approval of the audit committee and board of directors of Pelephone and of the Company's audit committee) a bonus for the CEO of Pelephone for 2012, at a rate of 93.8% of the Pelephone CEO's annual salary, in the amount of NIS 2,011,000.

C.
Yitzhak Benbenisti

Employed as CEO of the subsidiary Bezeq International since November 6, 2007, under a personal employment agreement dated July 1, 2007. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. His monthly salary is NIS 125,000 (gross), linked to the CPI (during the reporting year his gross monthly salary amounted to NIS 128,000).

On December 30, 2010 the CEO of Bezeq International was granted 2,000,000 phantom options at exercise price of NIS 10.206.

The CEO of Bezeq International is eligible to an annual bonus of up to 100% of his annual salary (without ancillary benefits), for full compliance with the preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 125% of his annual salary17.

On March 14, 2012 the Company's board of directors approved the bonus for the CEO of Bezeq International for 2011 in an amount equivalent to 125% of the annual salary of the CEO of Bezeq International, in the amount of NIS 1,875,000. This amount which is for 2011, is not included in the foregoing remuneration table.

The bonus goals for the CEO of Bezeq International were preset by the Company's board of directors in February 2012, based on Bezeq International's work schedule for 2012, including: An EBITDA18 goal (based on the financial statements (solo) of Bezeq International) which constitutes 80% of the bonus calculation, and a managerial goal relating to Bezeq International’s operating cash flows, constituting 20% of the bonus calculation for the annual bonus of the CEO of Bezeq International for 2012. The rate of compliance of the CEO of Bezeq International with all the bonus goals set for him for 2012 was 106.4%. On March 13, 2013 the Company's board of directors (upon approval of the board of directors of Bezeq International and of the Company's remunerations committee) approved the bonus for the CEO of Bezeq International for 2012, in an amount equivalent to 106.4% of the annual salary of the CEO of Bezeq International for 2012, in the amount of NIS 1,630,000.

16	See footnote 13 above.

17	See Footnote 15 above.

18
See Footnote 13 above. In addition, pursuant to the decision of the Company’s remuneration committee and board of directors on March 10, 2013 and March 13, 2013, respectively, the EBITDA was amended so that the effects of the cancellation of the acquisition were neutralized.

D.
Alan Gelman

Employed as deputy CEO and CFO of the Company under a personal employment agreement since November 29, 2007. Alan Gelman’s gross monthly salary during the reporting year was NIS 147,000.

Alan Gelman’s bonus was restricted to 80% of his annual salary for 100% compliance with the Company’s goals set for him. On March 14, 2012, the Company’s board of directors approved (after approval of the Company’s audit committee) a bonus for Alan Gelman for 2011 in the amount of NIS 1,371,000. This amount is not presented in the foregoing remuneration table.

Mr. Gelman’s bonus goals were set by the Company’s board in February 2012 based on the Company’s annual work program for 2012 and included several criteria: (a) EBITDA19 goals (Group), constituting 40% of the bonus calculation; (b) personal managerial goals that constitute together 35% of the bonus calculation; (c) the Chairman’s assessment that constitutes 25% of the bonus calculation.  The compliance of  Mr. Gelman with all the bonus goals set for him for 2012 was 92.4%. On March 13, 2013 the Company’s board of directors approved (after approval of the Company’s remuneration committee) a bonus for Alan Gelman for 2012, of 74% of his annual salary in the amount of NIS 1,341,000.

E.
Ran Guron:

Employed as VP marketing in the Company since December 18, 2005, under a personal employment agreement dated December 14, 2005. On March 16, 2011, the Company's board of directors approved his appointment as deputy CEO of the Company in addition to his role as VP marketing of the Company. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. The monthly salary of the deputy CEO and VP marketing in 2011 is NIS 90,000 (from date of appointment as deputy CEO), and this amount is linked to the CPI (in the reporting year his gross monthly salary amounted to NIS 93,000).

On December 30, 2010 the Company's board of directors approved a bonus plan for executive officers in the Group, including the deputy CEO and VP marketing, under which Mr. Guron was allotted 400,000 phantom options at an exercise price of NIS 10.206.

The deputy CEO and VP marketing is eligible for an annual bonus of up to 50% of his annual salary (without ancillary benefits), for full compliance with preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 62.5% of his annual salary20.

On March 14, 2012 the Company's board of directors (upon receipt of the approval of the Company's audit committee) approved a bonus for the deputy CEO and VP marketing for 2011 in an amount of NIS 590,000. This amount which is for 2011 is not included in the foregoing remuneration table.

The bonus goals for the deputy CEO and VP marketing were preset by the Company's board of directors in February 2012 based on the Company's annual work schedule for 2012 and included: (a) an EBITDA21 22 goal for the Company (solo), which constitutes 30% of the bonus calculation; (b) growth parameters in the areas of operation and revenues that constitutes 10% of the bonus calculation; (c) a goal relating to customer services in the private and business markets constituting 10% of the bonus calculation; (d) personal-managerial goals that constitute 40% of the bonus calculation; and (e) a manager's assessment goal constituting 10% of the bonus calculation. The rate of compliance of the deputy CEO and VP marketing with all the bonus goals set for 2012 was 92.8%. On March 13, 2013 the Company's board of directors (upon approval of the Company's remunerations committee) approved the bonus for the Company's deputy CEO and VP marketing for 2012 in an amount equivalent to 46% of his annual salary, in the amount of NIS 512,000.

19	See footnote 14 above.

20	See Footnote 15 above.

21	See Footnote 13 above.

22	See Footnote 14 above.

Other interested parties who receive remuneration from the Company

F.
Rami Nomkin, an employee director employed with the Company, dealing with employee volunteer work, transferred from the Ministry of Communications, since 1966. All the remuneration paid to Mr. Nomkin is due to his being an employee of the Company and not for his service as a Company director. Mr. Nomkin’s total salary for 2012 amounted to NIS 526,000 and is linked to the professional salary tables. This salary does not include a bonus for 2012 in the amount of NIS 20,000 which as at reporting date has not yet been paid and which was set in accordance with the criteria for all the Company's employees, based on the Company's EBITDA results and two criteria relating to growth and service.

On January 25, 2011 the Company's general meeting approved allotting 47,774 options to Mr. Nomkin, at an exercise price of NIS 7.457 (subject to adjustments for the distribution of dividend), under a material private placement report for an employee director dated December 20, 2010. The Black and Scholes value of all the options allotted to Mr. Nomkin is NIS 182,00023. The options were allotted to Mr. Nomkin as an employee of the Company and not for his service as a Company director.

G.
Yair David, an employee director, (elected to serve as a director by the Company’s general assembly on September 11, 2012), is employed as acting head of contractor supervision in the work execution section of the Company’s Technologies and Network Division. He transferred from the Ministry of Communications in 1982. The entire remuneration paid to Mr. David is for his being a Company employee and not for his service as a Company director. Mr. David’s total salary in the amount of NIS 500,000 is for 2012 and is linked to the professional salary tables. This salary does not include a bonus for 2012 in the amount of NIS 17,000, which as at reporting date has not yet been paid as of reporting date and which is set in accordance with criteria prescribed for all the Company’s employees and is based on the Company’s EBITDA and two growth and service criteria.

On January 23, 2011 as part of the allotment of options for the Company’s employees, Mr. David was allotted 34,516 options under the employees’ options plan at an exercise price of NIS 7.457 (subject to adjustments for the distribution of dividend). The B&S value of all the number of options allotted to Mr. David is approximately NIS 131,000.24 The options were allotted to Mr. David as an employee of the Company prior to his appointment as a Company director.

H.
Remuneration of two external directors is based on the maximum tariffs prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (for external expert directors) linked to the CPI as set in said regulations and which was updated under an amendment which took effect on March 6, 2008 and which was approved by the general meeting on June 1, 2008. The remuneration for 2012 for Mr. Mordechai Keret is NIS 392,472 and for Mr. Yitzhak Edelman is NIS 391,933 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

I.
Remuneration for two independent directors  is based on the maximum tariff (for an expert external director) as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000, linked to the CPI as set in said regulations and which was updated under the foregoing amendment. The remuneration in 2012 for Mr. Eldad Ben Moshe is NIS 351,671 and for Mr. Yehoshua Rosenzweig is NIS 370,902 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

J.
Eurocom Communications Ltd. management fees  On June 10, 2010 the Company's general meeting approved signing an agreement with Eurocom Communications Ltd. ("Eurocom Communications"), the controlling shareholder (indirectly) of the Company, for consultancy and management services for a period of three years as of June 1, 2010 through to May 30, 2013 in return for an annual fee of USD 1.2 million (for a description of the main points of the agreement, see section 29.5.2b to the Notes to the financial statements). For the period January 1, 2012 through to December 31, 2012, the amount of NIS 4,601,100 (before VAT) was paid to the consultancy company for the services.

23
One-third of the options vest one calendar year after the grant date, another third of the options vest after two calendar years from the grant date and the final third of the options vest after three calendar years from the grant date. The options are exercisable from the end of the vesting period of each tranche of options until five years have elapsed from the vesting date of the third tranche of options. As at the date of publication of this report 2/3 of the options have vested.

24	See foregoing footnote 23.

8.	Regulation 21A: The controlling shareholder of a company

A.
Controlling Shareholder at Reporting Date

To the best of the Company's knowledge, the ultimate controlling shareholder of the Company is Mr. Shaul Elovitch, through his holdings in Eurocom Holdings (1979) Ltd. ("Eurocom Holdings"), Eurocom Assets Holdings Ltd., Eurocom Assets Ltd., Eurocom Technologies Management (2005) Ltd., Eurcom Communications Holdings 2005 Ltd., and his holdings (direct or indirect) in Eurocom Communications Ltd. ("Eurocom Communications")25. Eurocom Communications is the controlling shareholder in Internet Gold-Golden Lines Ltd., ("Internet Gold"), which controls B Communications Ltd. (“B Communications”), the controlling shareholder (wholly owned) of B Communications (S.P. 1) Ltd. ("B Communications 1") and its wholly owned subsidiary, B Communications (S.P. 2) Ltd. ("B Communications 2"), which holds 843,873,713 of the Company's shares. Each of the aforesaid companies is also considered to be a controlling shareholder in the Company under the Securities Law. Furthermore, pursuant to the Law, the Company deems Mr. Yosef Elovitch26, the brother of Mr. Shaul Elovitch, as a joint shareholder with Mr. Shaul Elovitch, and therefore as a controlling shareholder in the Company.

It should be noted that Ms Iris Elovitch, the wife of Mr. Shaul Elovitch holds a negligible amount of Bezeq shares amd Mr. Shaul Elovitch and his brother, Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company, jointly hold a negligible amount of Bezeq shares (see description of Mr. Shaul Elovitch's holdings as set forth in section 10 below and footnote 27). In addition, Ms. Elovitch and other family members of Mr. Shaul Elovitch hold shares of Internet Gold and BComm in negligible amounts of their issued and paid-up share capital.

It is noted that B Communications 2 is the holder of 814,211,545 Bezeq shares. These shares are held in trust by Poalim (Romema) Trustees Ltd., as trustee for B Communications (S.P. 2) Ltd as the owners on the one hand, and for entities who provided finance for the acquisition of the shares under a financing agreement dated February 11, 2010, as holders of a first ranking lien on the shares, on the other hand.

Furthermore, and in addition to the foregoing, B Communications is the owner and holder of  29,662,168 Bezeq shares which were owned by B Communications 2, and were transferred to B Communications on December 27, 2012. It is noted that, the forgoing transferred shares are not subject to the current trust arrangement under which the rest of B Communications shares are held in trust by Poalim (Romema) Trust Ltd.

9.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company's knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest ("transaction with the controlling shareholders"), which the Company, its subsidiaries or its related companies (together - "the Group") engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the reporting date. For further information concerning the transactions specified in this chapter, see Note 29 to the financial statements:  Negligible Procedures

For further information concerning negligible procedures and negligible transactions carried out during the reporting year, see Note 29 to Chapter C of the financial statements.

25
To the best of the Company's knowledge, the controlling shareholders in Eurocom Communications are as follows: (a). Eurocom Holdings (1979) Ltd., which holds 50.33% of the issued and paid up share capital of Eurocom Communications; Eurocom Holdings (1979) is a private company held by Mr. Shaul Elovitch, who holds 80% of its ordinary shares and 75% of its management shares, and his brother Mr. Yosef Elovitch, who holds 20% of its ordinary shares and 25% of its management shares; (b) The four private companies owned by Mr. Shaul Elovitch and his brother, Mr. Yosef Elovitch (at rates of 80% and 20%, respectively), hold 49% of the issued and paid up share capital of Eurocom Communications (Eurocom Asset Holdings Ltd., Eurocom Assets Ltd., Eurocom Technology Management (2005) Ltd., Eurocom Communications Holdings (2005) Ltd.); (c)   Mr. Shaul Elovitch, who holds 0.67% of the issued and paid up share capital of Eurocom Communications.

26	See footnote 25 above.

Transactions that are not negligible:

1.	Agreements to purchase satellite terminal equipment27

A.
On March 27, 2012, the general meeting of the shareholders of the Company 28 approved the Company's vote at the general meeting of DBS in favor of the amendment to DBS's engagement with Eurocom  and ADB, , in such a way that, with regard to some of the decoders (approximately 50% of the original quantity approved), the maximum overall increase of cost to the original engagement (due to the rise in hard drive prices) will be up to USD 1,953,00029.

B.
On April 24, 2012 the general meeting of the Company's shareholders approved the Company's vote in the general meeting of DBS, in favor of DBS engaging with Eurocom and ADB in the following transactions: (1) the acquisition of power supply packs for yesMaxHD decoders from Eurocom and from ADB, for the period through to December 31, 2012 and at an overall cost of up to USD 131,000. (2) the acquisition of yesMaxTotal3 decoders from Eurocom and ADB, under the existing framework contract, at a total price of USD 9.8 million, for the period through to December 31, 2014. (3) to obtain supplier credit in USD for an additional period of 60 days from Eurocom, with regard to the foregoing acquisition of decoders30.

B.
On July 25, 2012 the general meeting of the Company's shareholders approved the Company's vote in the general meeting of DBS, in favor of DBS engaging with Eurocom and ADB in the following transactions: (1) an amendment to DBS agreement with Eurocom and ADB, with regard to some of the decoders (approximately 42% of the original quantity approved), the maximum overall increase in cost for the original engagement (due to the rise in hard drive prices) will be up to USD 1,336,940 and with regard to 16% of the original quantity approved, to approve extending delivery date until September 30, 2013. (2) DBS acquisition of YesMaxTotal decoders from Eurocom and ADB, under the existing framework contract, at a total price of USD 20.7 million, for the period through to March 31, 2014. Furthermore, if the global hard disk market requires a further price increase, an additional cost was approved for the foregoing acquisition of up to USD 3.245 million; (3) to obtain supplier credit in USD for an additional period of 60 days to the period set in the framework agreement, from Eurocom, with regard to the foregoing acquisition of decoders31.

D.
On January 1, 2013 the general meeting of the Company's shareholders approved the Company's vote in the general meeting of DBS, in favor of DBS engagement with Eurocom and ADB, which was approved by the shareholders general meeting on April 24, 2012, and which relates to DBS's acquisition of power supply packs for yesMaxHD decoders from Eurocom and ADB at a cost of up to USD 131,000 and for a period up to December 31, 2012, and the amendment to the foregoing engagement for the delivery of power supply packs at a cost of up to USD 78,60032.

27
For the sake of caution, the agreements specified in this section were brought or will be brought, as the case may be, for approval by the general meeting of the shareholders of the Company in accordance with section 275 of the Companies Law, pursuant to the conditions prescribed in the Ministry of Communications approval for the transaction for the acquisition of control in the Company by B Communications (see section 1.1.3.A.1 of Chapter A of the periodic report).

28	The date of approval of the general meeting follows approval by the Company’s Audit Committee and Board of Directors.

29
For further information, including with regard to controlling shareholders who have a personal interest, see transaction report and notice of convening of the extraordinary general meeting which the Company issued on February 19, 2012, noted here by way of reference.

30
For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on March 14, 2012, noted here by way of reference.

31
For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on June 20, 2012, noted here by way of reference.

32
For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on December 11, 2012, noted here by way of reference.

2.	Debt arrangements between the Company and Bezeq International and DBS

On September 6, 2012 the general meeting of the Company's shareholders approved manner of voting at the general shareholders meeting of DBS, in favor of the engagement between the Company and Bezeq International with DBS in the following transactions: (1) Debt arrangement between the Company and DBS - the Company engaged in a new debt arrangement agreement according to which all the payments under earlier debt arrangements, which were due to be paid as of August 1, 2012 through to June 10, 2013 will be postponed, each for a period of 18 months from their expected repayment date, and during this postponement period each instalment will bear interest of prime + 4%, with the addition of VAT as required by law.  The total principal of these deferred payments amounts to NIS 26,663,027. (2) The debt arrangement between Bezeq International and DBS - an agreement with regard to a new debt arrangement according to which the payments under the general meeting's resolution dated October 14, 2010 and the debt arrangement of June 10, 2010, the original due dates of which were as of August 1, 2012 through December 31, 2013,  will be deferred for a period of 18 months from the expected repayment date, and during this postponement period, each installment will bear interest of prime + 4%, with the addition of VAT as required by law.  The total principal of these deferred payments amounts to NIS 5,928,75033.

3.	Agreement (extension and amendment) to acquire Nokia and ZTE products

On October 11, 2012 the general meeting of the Company's shareholders approved the Company's vote in the general meeting of Pelephone, in favor of amending Pelephone's engagement with Eurocom Cellular Communications Ltd. , which was approved by the general meeting of the shareholders on June 10, 2010 and which deals with the acquisition and supply of Nokia products to Pelephone. Under the amendment, this engagement will be expanded to also include products manufactured by the Chinese electronics company, ZTE, which is expected to market cellular terminal equipment in Israel through its new official representative, Eurocom Communications. The period of the engagement will be extended by three years from the date of the termination of the existing agreement period (i.e. until December 31, 2015). The annual volume of purchase under the engagement will not exceed the accumulative amount of NIS 300 million (before VAT) per calendar year34.

4.	Debt raising by DBS

On May 8, 2012 the Company’s board of directors approved (after approval by the audit committee)_that the Company would vote at the general meeting of shareholders of DBS in favor of debt raising by DBS in a total amount of up to NIS 450 million.

5.	Engagement in an officers liability insurance policy for one year

On March 13, 2013 the Company's board of directors, subsequent to approval of the audit committee and the remunerations committee and after determining that it complies with the terms of the foregoing framework transaction, decided to approve the Company engaging in a directors and officers liability insurance policy for one year from April 14, 2013 through April 13, 2014. The Company will pay an annual premium of up to USD 210,000. The liability limit is USD 100 million per claim and in total for each insurance year, and USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. The agreement was approved, including with regard to directors who are controlling shareholders or their relatives, in accordance with the Relief Regulations. Accordingly, in the event that an objection is lodged as stipulated in Regulation 1C(a) of the Relief Regulations, the policy will require the approval of the general meeting by majority vote as set forth in section 275 of the Companies Law.

33
For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on August 2, 2012, noted here by way of reference.

34
For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on August 29, 2012, noted here by way of reference.

6.	Agreement for acquiring satellite broadcast space segments

On March 6 2013, the Company decided to approve (subsequent to the approval of the audit committee) and recommend to the general meeting of the Company shareholders, with regard to the Company’s vote in the general meeting of the shareholders of DBA, to vote in favor of DBS engaging with Space Communication Ltd in an agreement for the lease of space segments. For further information see section 5.18.1 in the chapter on Description of the Company’s Businesses.

10.	Regulation 24: Holdings of interested parties and senior officers in shares and other securities of the Company, a subsidiary or related company, as close as possible to the reporting date.

A.	Company shares and securities convertible into shares of the Company

The holdings of the Company’s interested parties and executive officers are presented in this report by way of reference to the report on the holdings of interested parties and executive officers dated March 7, 2013.

B.	The Company’s other securities

As at the date of the periodic report, 733,416,725 Debentures (Series 5) of the Company are held by the subsidiary, Bezeq Zahav (Holdings) Ltd.

C.	Securities of a related company

As at the date of the periodic report, 15,015 DBS shares, constituting 50.22% of the issued equity are held by Eurocom DBS Ltd., a company indirectly controlled by Mr. Shaul Elovitch (the indirect controlling shareholder of the Company). For further information pertaining to trusteeship of the rights to shares pursuant to the conditions of the regulatory approvals for the acquisition of control of the Company by B Communications, see section 1.3.1 of Chapter A of the periodic report - Description of the Company's Businesses.

11.	Regulation 24 A: Registered capital, issued capital, and convertible securities

A.	Registered capital and issued capital

The Company's registered equity as at the date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each.

The Company's issued and paid-up share capital as of the date of the periodic report is 2,724,988,010 ordinary shares of NIS 1 par value each.

B.
The 2007 Options Plan for Managers and Senior Employees Under the options plan for managers and senior employees, which includes up to 65,000,000 options earmarked for exercise into up to 65,000,000 Company shares (less disposals), as at the date of the periodic report 59,016,667 options, exercisable into ordinary shares of NIS 1 par value each of the Company, have been allotted, at weighted exercise price of NIS 2.84. As at the publication date of the periodic report, 56,160,781 of these options have been exercised into shares and the balance of unexercised options is 2,855,886. The plan will be valid until December 31, 2018.

C.
2010 Employee Options Plan: In accordance with the employee options plan, which includes up to 70,000,000 shares of the Company of NIS 1 par value each (which includes 87,455 options allotted to two employee directors, on January 25, 2011 under a private placement report dated December 20, 2010), 67,045,771 options are exercisable into ordinary shares of NIS 1 par value each were allotted under an outline dated December 20, 2010, at weighted exercise price of NIS 5.16. As at the publication date of the periodic report, 132,271 of these options have been exercised into shares and the balance of unexercised options is 66,718,296. The plan will be valid until December 31, 2017.

D.	Treasury shares The issued equity of the Company does not include treasury shares.

12.	Regulation 24B: Register of Shareholders

The Company's Register of Shareholders is presented in this report by way of reference to the Company's statement of equity and from the registered securities of the Company and adjustments made on March 28, 2012.

13.	Regulation 25A Registered Address of the Company

Address: 132 Menachem Begin Avenue, Azrieli Center, (Triangle Tower), 27th Floor, Tel Aviv

Telephone 1:  03-626-2200; Telephone 2: 03-626-2201; Fax: 03-626-2209

Email: linoryo@bezeq.co.il (Company Secretary).

14.	Regulation 26: Directors of the company

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Shaul Elovitch 042089367 Jan 4, 1948 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	Chairman of the board of directors, member of the security committee The director is not an external director.	No	April 14, 10
Occupation during past five years: Chairman and owner of Eurocom Group.
The companies in which he serves as a director: Chair of the board of the following companies: Pelephone Communications Ltd. – Chairman; Bezeq International Ltd. – Chairman; Bezeq Zahav (Holdings) Ltd. – Chairman; Walla! Communications Ltd; Bezeq Online Ltd.; Eurocom Holdings (1979) Ltd.; Eurocom Communications Ltd.; Eurocom Cellular Communications Ltd.; Eurocom Industries (1986) Ltd.; Eurocom Digital Communications Ltd.; Trans-Global Industries PTE Ltd.;  Internet Gold – Golden Lines Ltd.; B Communications Ltd.; Eurocom DBS Ltd.; B. Communications Ltd.  Director of Eurocom Communications Holdings 2005 Ltd; D.B.S. Satellite Services (1998) Ltd; Eurocom Technologies Management (2005) Ltd.; Eurocom Assets Ltd.; Eurocom Assets Holdings Ltd; Eurocom General Management Ltd.;  D.M.   3000) Engineering Ltd.; Space Communication Ltd.; Satcom Systems Ltd.;  Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Satlink Communication Ltd.;  E.G.R.E Ltd.; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom Holdings and Investment Ltd.; Eurocom Management and Investment Ltd.; Eurocom Investment Management 2005 Ltd.; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.; Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F. Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A.   Ltd.; Eurocom Project Management (1990) Ltd.; MNB   Tulip Trustees (2002) Ltd.; Shem VeTehila Assets and Investments Ltd.

Father of Or Elovitch and father-inlaw of Orna Elovitch Peled who, inter alia, serve as officers in Bezeq and its subsidiaries and/or related companies. Brother of Yosef Elovitch, controlling shareholder (indirect) of Bezeq
Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yitzhak Edelman: 50066174 July 1, 1950 Israeli	9 Rahel Hmeshoreret St., Herzliya	Audit committee, committee for reviewing financial statements, remuneration committee The director is an external director.	No.	February 1, 2008 (term of office extended by a further 3 years as of February 1, 2011)
Education: BA Accounting and Economics from Tel Aviv University; Advanced Business Management course at Harvard; Coordinator of Financial Management course for MA Accounting and Economics at Bar Ilan University
The companies in which he serves as a director: Bank of Israel; AVT; Love Foundation (Beit Issie Shapiro); Beit Zvi - School of Performing Arts; Swiftnet Co. Ltd. (external director)
					No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director
Orna Elovitch Peled 028735587 June 8, 1971 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	No	April 14, 10
Education: B.Sc. majoring in Finance and Economics, New York Institute of Technology.
Occupation during past five years: CEO , McCann Boutique; 2005-2009
The companies in which she serves as a director – D.B.S. Satellite Services (1998) Ltd. and Bezeq International Ltd.; Walla Communications Ltd.
					Wife of Mr. Or Elovitch, a director at the Company and daughter-in-law of Mr. Shaul Elovitch, the controlling shareholder (through holdings).	No
Or Elovitch 038475117 May 24, 1976 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	Yes, see details of employment during past five years	April 14, 10
Education: BA in Business Administration, College of Management; MBA majoring in Finance, City University of New York
Occupation during past five years: CEO of Eurocom Communications Ltd. as of 2011, Executive VP Business Development and Investments in Eurocom Communications Ltd. until 2011;
The companies in which he serves as a director: Chair of the board of the following companies: Space-Communications; board of directors of Eurocom Capital Finances Ltd.; board of directors of  Enlight Renewable Energy Solutions Ltd.  Director of Satcom Systems Ltd.; B Communications Ltd.; Pelephone Communications Ltd.; DBS  Satellite Services (1998) Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Walla!  Communications Ltd. (and other private Walla Group companies   - Coral Tel Ltd., Kama Price Comparison, Shopmind Ltd.); B Communications (S.P.1); B Communications (S.P.2); Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Telserve Limited (owned by Stacom Group); Satlink Communications Ltd.; E.G.R.E, Ltd.; Eitag Ltd.; E.G.R.E. (USA) Ltd.; Pilat Media Global PLC Ltd. and The Time Innovations Ltd.

Son of Shaul Elovitch, the controlling shareholder of the Company and husband of Orna Elovitch-Peled who serves as a director of the Company, and nephew of Yosef Elovitch (brother of Shaul Elovitch), a controlling shareholder (through holdings) of Bezeq
Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Eldad Ben-Moshe 058774290 June 8, 1964 Israeli	17 Bazelet Street, Shoham, 60850	Audit committee. The director is not an external director. The director is an independent director.	No.	April 14, 10
Education: B.A. in Accounting and Economics, Tel Aviv University; MBA, Tel-Aviv University and Certified Public Accountant
Occupation during past five years: CEO of Inrom Industries Ltd.
The companies in which he serves as a director: Chair of the board of the following companies:  Ytong, Ltd.; Carmit Mister Fix Ltd.; Alony Corporation, Ltd.; Orlite (Millennium) Ltd.; Ordan Metal Casting Industries, Ltd.; Nirlat Paints, Ltd.; Anan Dvash Ltd. Director of HM-Let (Israel-Canada)
						No	Yes
Felix Jan Co, n: 26809806 Dec 14, 53 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	Yes, see details of employment during past five years	April 14, 10
Education: High School
Occupation during past five years: CFO of Eurocom Group.
The companies in which he serves as a director during past five years: until 2011 director of E.G.R.E, Ltd.;
The companies in which he serves as a director:  Internet Gold – Golden Lines Ltd.; D.M.  (3000) Engineering Ltd.; Enlight Renewable Energy Ltd.; Bezeq International Ltd.; Bezeq Online; Space Communications Ltd.
						No	Yes
Rami Nomkin: 042642306 Jan 14, 49 Israeli	126 Mohaliver Street, Yahud	No The director is not an external director.	Yes, see details of employment during past five years	Jan 17, 07	Education: High School Occupation during past five years: From 2009, manager of Bezeq's sales department; from 2011 – employee of Bezeq spokesperson division; The director is an employee director.	No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Mordechai Keret 054759915 May 7, 57 Israeli	12 Hanurit Street, Tel Mond	Audit committee - Chair; Remuneration committee - Chair; committee for reviewing of financial statements; security committee and internal enforcement committee The director is an external director.	No.	Feb 4, 10
Education: CPA -  BA  in Accounting and Finance, Tel Aviv University
Occupation during past five years: CEO and owner of Keret Management and Holdings from 2002 to present;
The companies in which he serves as a director during past five years: Chair of board of directors of Gmul Investment Company, 12/2007-7/2008; Director, Gmul Investment Company, 12/2007-7/2009; deputy Chair and CEO Gmul Investment Co. Ltd. 9/2008-12/2008; Chair of board of directors of Multimatrix, Ltd., 1/2007-3/2008; director of Gmul Real Estate, Ltd., 12/2007-7/2009;
The companies in which he serves as a director: TIA Investments – external director, Priortech Ltd.; ISSTA Lines, Ltd.; ISSTA Israel Ltd.; Histour Eltive Ltd; Shirliad Sea City Ltd.; Shirliad Holdings Ltd.; Keret Managment an Holdings Ltd.
					No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Amikam Shorer 059821983 July 27, 67 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	Security committee, internal enforcement committee The director is not an external director.	No.	April 14, 10
Education: BA LLB, Bar Ilan University
Occupation during past five years: Executive VP Business Affairs at Eurocom - Communications Ltd. 2005 - 2011; CEO Enlight Renewable Energy Ltd. 2008-2010; former CEO of Satcom Systems Ltd. 2007-2008;
The companies in which he serves as a director: Chair of the board of the following companies: Satcom Systems Ltd.; Eurocom - Communications Ltd.; board of directors of E.G.R.E. Ltd.; director of Enlight Renewable Energy Ltd.; Pelephone Communications Ltd.; Bezeq International Ltd.; DBS Satellite Services (1998) Ltd.; Walla! Communications Ltd.; Bezeq Online Ltd.; Bezeq Zahav (Holdings) Ltd.; Space Communications Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Satlink Communications Ltd.; Internet Gold – Golden Lines Ltd.; Phoenix Data Pty. Ltd.; B Communications (SP 1); B Communications (SP 2); Eurocom Capital Underwriting Ltd.; Eurocom Capital Finances Ltd.; Enlight Renewable Engergy Ltd.; E.G. R.E. Ltd.; Eitag Ltd.; E.G.R.E. (USA) Ltd.; Ranitech Yezum 2007 Ltd.; IP Planet Network; TCL Teleserve Communications Ltd.; TNL Teleserve Network Ltd.; Teleserve Limited
					No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yehoshua Rosenzweig 013841069 Aug 17, 52 Israeli	c/o Agmon - Electra Building, 98 Yigal Alon Street, 46-47th floor, Tel Aviv 6789141
Internal enforcement committee - Chair; audit committee; committee for reviewing financial statements; remuneration committee

The director is not an external director.

 The director is an independent director.
			No (other than as a director in subsidiaries)	Nov 22, 10
Education: LL.B, Bar Ilan University; LL.M and LL.D, New York University.
Occupation during past five years: (a) Law firms: from 2005 Attorney at Rosenzweig & Aviram Law firm; from 2012 Attorney at Agmon & Co. , Rosenzweig HaCohen & Co. law firms. (b) Business / public: Chair of Bar Ilan University Executive Committee (since 2009); Chair of advisory committee to the Government Companies Authority (since 2011).
The companies in which he serves as a director: Waterfall Solutions Ltd. - Chair; Gita Technologies Ltd. – Chair; Rosenram Development Co. Ltd.; Pelephone Communications Ltd.; Bezeq International Ltd.; Bezeq Zahav (Holdings) Ltd.; Rosenram Trust Co. Ltd.; Rosenzweig Legal Services Ltd.; Rosetta Green Ltd.; Rosetta Genomics Ltd.; Solarpower Systems Ltd.; Alrov Real Estate & Hotels Ltd.; Tzohar Simulation Investments Ltd., Babua Advanced Sciences Ltd., Babua Simulation Investments (1996) Ltd.
					No	Yes
Yair David 058418401 April 23, 64 Israeli	7/8 Oranim, Afula	No The director is not an external director.	Yes, see details of employment during past five years	Oct 11, 12
Education: BA Business Administration - Ruppin Academic Center, Diploma Industrial and Management Engineering in Marketing - Bezeq College
Occupation during past five years: Infrastructure Maintenance Dept. of North Execution Division 2007-2009;  Narrow band Dept. of North Execution Div. 2009-2011; Contractor Supervision of North Execution Div. 2011-2012
The director is an employee director.
					No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Tali Simon 024017006 Mar 7, 69 Israeli	26 Meir Ya'ari St., Tel Aviv	Audit committee; remuneration committee; committee for reviewing financial statements The director is an external director.	No.	Jan 21, 13
Education: CPA, BA Economics and Accounting, Ben Gurion University
Occupation during past five years: CFO at Gazit Globe Israel (Development) Ltd.
The companies in which she serves as a director during past five years: External director at Fungaya Real Estate Ltd. 8/2010 - 5/2011
The companies in which she serves as a director – Acad Construction and Investments Ltd.; Acad Equipment (1979) Ltd.
G BULGARIA EAD
 PLOVDIV RETAIL CENTER (EAD TRIDENT AD)
G MACEDONIA AD
Horev Center Management Company Ltd.
					No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director

15.	Regulation 26A Senior officers

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Avi Gabbay	59777920	Feb 22, 67	Nov 14, 07	CEO (expected to teminate term as CEO of Company on April 14, 2013).	Yes. Interested party in the Corporation by virtue of his service as Company CEO.	BA Economics, Hebrew University MBA, Hebrew University
Ran Guron	024113268	Dec 25, 68	Jan 9, 06	Deputy CEO and VP Marketing	No.	BA Economics and Business Administration, Hebrew University MBA, Hebrew University
Dudu Mizrachi	024810368	Jan 28, 70	Jun 28, 07	Deputy CEO and CFO	No.	BA Economics, Hebrew University in Jerusalem 2007-2012 VP Economics and Budgets at Bezeq
Guy Hadas	029654472	Sept 8, 72	Dec 9, 07	VP Corporate Communications	No	BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University
Itamar Harel	028054666	Oct 18, 70	Oct 25, 07	VP, Manager of Private Division	No	MBA in Marketing and Accounting, Hebrew University
Linor Yochelman	032037939	Feb 11, 75	Aug 19, 07
In charge of internal enforcement and Company Secretary
Company secretary of subsidiaries: Bezeq International Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Walla Communications Ltd. and Company Secretary of Walla Communications Ltd. subsidiaries: Coral Tel Ltd.; Shopmind Ltd., Yoram Limudim Ltd., Jobciti Ltd., Kama Price Comparison Ltd., Yad 2 Car Pricelist Ltd.
					No	Education and business experience over the past five years: BA Business Administration, Interdisciplinary Center, Herzliya LL.B, Interdisciplinary Center, Herzliya
Ehud Mezuman:	052176336	Feb 17, 54	Oct 25, 07	VP Human Resources	No	3 years studies at Tel Aviv University – Social Sciences (no degree) 2005-2007 – Deputy VP Human Resources and Director of Management Development Department
Amir Nachlieli	23012313	May 30, 67	Jan 1, 09	VP, Legal Counsel	No	MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University 2007 – 2008 – Legal adviser to Colmobil Ltd.

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Danny Oz:	054299953	Jun 16, 56	Sept 1, 98	Accountant and deputy CFO	No	BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License EMBA – Integrative Administration, Hebrew University Since September 1998 – Company Accountant
Yaakov Paz	058610999	Oct 21, 63	Nov 1, 07	VP, Manager of Business Division	No	Since 2006 – Chairman of board of directors of Alcatel Telecom Israel Ltd.
Sharon Fleischer Ben Yehuda	028531648	Apr 25, 71	June 1, 06	VP Regulation	No	BA Political Science, , Hebrew University in Jerusalem MA Public Policy and Administration, Hebrew University
Yuval Keinan	032089245	Feb 23, 75	Aug 1, 07	VP IT and Network	No	BA Computer Science, Merci College
Eyal Kamil:	057248999	Aug 30, 61	Dec 5, 06	VP Operations & Logistics	No	BA, Industrial Engineering & Management, Tel Aviv University MBA, Tel Aviv University
Lior Segal:	025695701	Sept 9, 73	Jan 24, 11	Internal Auditor	No
MBA, LLB, BA Accounting and Diploma in Accounting- all from the Tel Aviv University; Diploma in internal and public auditing on behalf of the IMC Israel Bar Association license and Israel CPA license
Head of Internal Procedures and Control since 2009; Corporate Governance Officer since 2010; both at Bezeq, until appointment as internal auditor; Accountant at Alut Communications Ltd. 2007-2008;

Gil Sharon	058381351	Sept 12, 63	Oct 11, 05	CEO of subsidiary, Pelephone Communications Ltd.	No	BA Economics and Business Administration, Hebrew University; MBA Business Administration, Tel Aviv University
Yitzhak Benbenisti	059146415	Jan 21, 65	Nov 1, 07	CEO of the subsidiary, Bezeq International Ltd.	No	BA Economics, Hebrew University MBA (expanded major in Finance and Marketing), Hebrew University

Below are the names of the senior officers who completed their term of service during the course of 2011 and by the date of publication of the periodic report for 2010:

Eliyahu Frank – ceased serving as a VP Technologies and Network on March 14, 2012

Alan Gelman - ceased serving as deputy CEO and CFO of the Company on December 31, 2011.

Yehuda Porath - ceased serving as a director of the Company on April 4, 2012.

Arieh Saban – ceased serving as a director of the Company on December 25, 2012.

16.	Regulation 26B: Independent authorized signatories:

The Company has no independent authorized signatories.

17.	Regulation 27: The Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: 17 Ha’arba’a St.

Millennium Tower KPMG

Tel Aviv, 64739

Tel: 03-684-8000

18.	Regulation 28: Changes in the Memorandum or Articles of Association

During the reporting year, no changes were made to the Memorandum or Articles of Association

19.
Regulation 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting in the issues specified in Regulation 29(A)

A.
Resolution dated March 14, 2012 – (a) to recommend to the General Meeting of shareholders of the Company (a) to distribute to the shareholders of the Company a cash dividend in the total sum of NIS 1,074 million (b) a bonus for Mr. Yehuda Porat for 2011 in the amount of NIS 95,000, for compliance with goals and based on administrative recommendation.

B.	Resolution dated August 8, 2012 – to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 997 million.

C.	With regard to extraordinary transactions see sections 9 above and 21 below.

D.
Resolution dated March 13, 2012 – (a) to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 861 million; The resolution pertaining to distribution is subject to the approval of the general meeting of the Company's shareholders.

20.	Regulation 29 (C) Resolutions adopted at an Extraordinary General Meeting (EGM)

A.
Approval of voting in the general meeting of DBS shareholders in favor of amendment to DBS's engagement with Digital Broadcast S.A. and Eurocom Digital Communications Ltd.,  see section 9.C.1 above (Resolutions dated March 27, 2012 and July 25,2012).

B.	Approval of the appointment of Somekh Chaikin &Co. accounting firm as the Company's auditors for 2012 and the board of directors authority to determine their fee (Resolution dated April 24, 2012).

C.
Electing the following directors to an additional term of office in the Company: Or Elovitch, Orna Elovitch-Peled, Arieh Saban, Eldad Ben Moshe, Amikam Shorer, Felix Cohen, Rami Nomkin (employee director), Yehoshua Rosenzweig and Shaul Elovitch (Resolution dated April 24, 2012).

D.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 1,074 million. (Resolution dated April 24, 20102).

E.
Approval for granting a bonus for 2011, in the amount of NIS 95,000, to former director, Mr. Yehuda Porat, in his position as head of the Security and Safety department of the Company (Resolution dated April 24, 2012).

F.
Approval of voting in the shareholders general meeting of DBS in favor of DBS engagement with Advanced Digital Broadcast S.A. and Eurocom Digital Communications Ltd. see section 9.C.1 above (Resolution dated April 24, 2012 and July 25, 2012).

G.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 997 million. (Resolution dated September 6, 2012).

H.	Approval of Bezeq International engagement in an agreement with DBS - see section 9 (Resolution dated September 6, 2012).

I.	Approval of the appointment of Mr. Yair David as a director, from among the employees, in the Company and providing him with a letter of indemnification (Resolution dated October 11, 2012).

J.
Approval of voting in the general meeting of Pelephone shareholders in favor of the amendment to the engagement of Pelephone with Eurocom Cellular Communications Ltd. - see section 9 (Resolution dated October 11, 2012).

21.	Regulation 29A(1) - (3): Transactions requiring extraordinary approvals (extraordinary transactions)

1.
On March 13, 2013 the board of directors decided to recommend to the general meeting of the Company’s shareholders to approve amending and extending the DBS engagement with Space Communications Ltd. in an agreement to acquire satellite segments until 2028 (the original agreement is expected to expire in 2016) and for an amount of USD 227 million.

2.
The board of directors decided on March 13, 2013 to grant bonuses for 2012 to the Company's CEO of Pelephone, the CEO and deputy CEO and former CFO of Bezeq International as set forth in section 7 above. These transactions were classified as extraordinary transaction based on the criteria for classification of an extraordinary transaction set in March 2012 by the audit committee. (The board of directors assesses the compliance with preset goals of each of the foregoing managers).

22.	Regulation 29A (4): Directors and Officers Liability Insurance and Undertakings to Indemnify Officers

A.	Insurance

1.
The Company's board of directors decided on January 28, 2010 as approved by the general meeting of the Company's shareholders on March 8, 2010, to convert the existing directors and officers current liability insurance policy to a run-off policy.35.

2.
The resolution of the Company's Board of Directors dated March 7, 2011, which has not yet been approved by the general meeting of the shareholders of the Company on April 13, 2011, pertaining to the Company purchasing, during the regular course of business, future insurance policies to cover liability of directors and officers, as they may be from time to time, including directors and officers who are and who may be considered to be controlling shareholders in the Company, and all by way of a framework transaction, as this is defined in the Companies Regulations (Relief in Transactions with Interested Parties), 200036.

3.
The Company's board of directors resolution of March 7, 2012, in accordance with the resolution approved by the general meeting of the Company's shareholders on April 13, 2011, pertaining to the Company's engagement in a directors and officers liability insurance policy for the year commencing April 14, 2012 through April 13, 2013. The annual premium that the Company will pay is USD 185,000. The liability limit is USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim or in total for the insurance period for legal expenses in Israel only Furthermore, the accumulative liability limit for subsidiaries is half of this amount (as part of the above liability limit).

35	For further information see the report on the outcome of the general meeting published by the Company on March 3, 2011, noted here by way of reference.

36	For further information see the report on the outcome of the general meeting published by the Company on April 13, 2011, noted here by way of reference.

4.	The resolution adopted by the Company's board of directors on March 13, 2013 pertaining to the Company engaging in a directors and officers liability insurance policy. See section 9 above.

B.	Indemnification Undertaking

Resolution dated January 17. 2007 pertaining to the approval for granting an undertaking to indemnify according to a deed of indemnity for all of the Company’s.37

The resolution dated October 26, 2011, to approve an amendment to the letters of indemnification granted to officers currently employed in the Company (including for directors or officers who are controlling shareholders of the Company, or their relatives38.

March 13, 2013
Date	Bezeq – The Israel Telecommunication Corp Ltd.

Signatories and their positions:
Shaul Elovitch (Chairman of Board of Directors)
Avi Gabbay, CEO

37	For further information see the report on the outcome of the general meeting published by the Company on January 17, 2007, noted here by way of reference.

38
For further information, including with regard to the controlling shareholders who have a personal interest, see Transaction Report and notice for convening an extraordinary general meeting issued by the Company on September 12, 2011, noted here by way of reference.
further information see the report on the outcome of the general meeting published by the Company on March 3, 2011, noted here by way of reference.

CORPORATE GOVERNANCE QUESTIONNAIRE

In this Questionnaire please note that -

(1)
The format of the questionnaire is prepared in a way that the response "True" to any of the questions is an indication of proper corporate governance, and vice versa A "True" response is marked  √  in the appropriate box and a "False" response is marked  X; to  dispel any doubt, it is hereby clarified that the questionnaire does not cover all aspects of corporate governance relevant to the Company, rather it deals with only a few aspects; the Company's ongoing reports should be reviewed for further information regarding any issue (in accordance with the issue).

(2)
The "reporting year" means from January 1, 2012 through December 31, 2012 preceding the date of the periodic report; nonetheless, the "reporting year" with regard to a company that chooses to apply the questionnaire retrospectively will refer to (at least) October 1, 2011 through September 30, 2012 (with regard to retrospective application in the quarterly report as at September 30, 2012). With regard to a company that chooses to apply the questionnaire in an immediate report (in Form T-121), the "reporting year" will refer to one full year ending close to the date on which the questionnaire is published:

(3)	Norms are indicated alongside each question. If the question is mandatory, it is explicitly indicated;

(4)
If a company wishes to add information relating to its response in the questionnaire that may be significant to a reasonable investor, it can do so under concluding notes  in the questionnaire, with a reference to the relevant question.

BOARD OF DIRECTORS AUTONOMY
	True	False	Guideline
1.
Did two or more external directors hold office in the Company during each reporting year?

This question can be answered True, if the period during which two external directors did not hold office does not exceed 90 days, as provided in section 363a (B) (10) of the Companies Law, nonetheless for any (True/False) answer, the period (in days) during which two or more external directors did not hold office in any reporting year, should be indicated (including a term of office approved retrospectively, while differentiating between the various external directors):

Director A:  Mordechai Keret

Director B:  Yitzhak Edelman:

The number of external directors who held office in the Company at the publication date of this questionnaire: 3
	√		Mandatory Guideline Section 239 of the Companies Law.

2.	A.	The number of independent directors who held office in the Company at publication date of this questionnaire: 5 (including 3 external directors)	√	_____.	Companies Law - section 1 of the first Addendum (Recommended Corporate Governance Guidelines) and Regulation 10(B) (9A) and 48(c) (9A) of the Reporting Regulations.
B.
At date of publication of this questionnaire -

- In a company that has a controlling shareholder or a shareholder who holds a controlling bloc (in this section - Controlling Shareholder) - at least one third of the board members are independent.

- In a company that has no controlling shareholder - the majority of the board members are independent.

√
C.
The Company prescribed in its Articles of Association that a minimum rate1/number of independent directors will hold office.

If your answer is True, please indicate -

The rate/number of independent directors prescribed in the Articles of Association:  _____.

In practice, the Company complied with the provisions of the Articles of Association during the reporting year (with respect to the office of independent directors):
☒    Yes
☐    No
(Mark an X in the appropriate box).
☒
3.
A survey conducted among the external directors (and the independent directors) during the reporting year found that they are in compliance of the provisions of sections 240 (b) and (f) of the Companies Law regarding the absence of relationship between the external directors (and independent directors) who held office in the Company and they are in compliance with the conditions required for holding office as an external director (or independent director).

If your answer is True - please indicate the entity that conducted such survey:  In charge of internal enforcement and Company Secretary
			√		Sections 240(b), 241, 245A and 246 of the Companies Law

1	In this questionnaire the term “rates" - a certain number out of all the directors. Thus, for example, a company that prescribed a rate of one third independent directors will indicate 1/3.

4.
None of the directors who held office in the Company during the reporting year are subordinate2 to the CEO, directly or indirectly, (other than a director who represents the employees, if the Company has employee representation)

If your answer is False (i.e. a director is subordinate to the CEO as aforesaid) - please indicate the number of directors who do not comply with the foregoing restriction: _____.
	√	Companies Law - section 3 of the first Addendum (Recommended Corporate Governance Guidelines).
5.
Prior to commencing any board meeting, the Company asked each director participating in the discussion and/or in the vote for disclosure concerning his/her having a personal interest and/or conflict of interest in the topic on the agenda for that meeting, accordingly.3

In addition, please indicate whether the directors who informed of the existence of personal interest and/or conflict of interest participated in said discussion and/or vote (other than a discussion and/or vote in which a majority of the directors had such personal interest, as set forth in section 278 (b) of the Companies Law):

☐ Yes The number of such directors who participated in the discussion and/or vote:  _____.

(Please insert additional lines according to the number of discussions/votes that took place in the reporting year).

☐ No

Sections 255, 269 and 278 of the Companies Law
6.
During the reporting year the board of directors did not refuse to provide professional consultation services at the expense of the Company, at the request of a director, pursuant to section 266 (a) of the Companies Law, if required.

If your response is False (i.e. the board of directors refused as aforesaid) - the director's  reasons for submitting such request and the board's reasons for rejecting the request must be specified, or alternatively, a reference must be given to an immediate report in which these are disclosed: _____.

☒ not applicable (the board did not receive such request)
	√	Section 266 (a) of the Companies Law.

2	Holding office as a director in an investee will not be deemed as being "subordinate" in the matter of this question.
3	In a year of initial implementation, the company may refrain from answering this question.

7.
The controlling shareholder (including a relative and/or representative acting on his/her behalf), who is not a director or other executive officer in the Company, did not participate in the board meetings held during the reporting year.

If your answer is False (i.e. a controlling shareholder and/or his/her relative and/or representative who is not a board member and/or executive officer in the Company participated in board meetings, as aforesaid) - please note the following details concerning the participation of the additional person in the board meetings, as aforesaid:

Identity: _____.

Position: _____.

Details of the relationship to the controlling shareholder (if the individual who participated is not the controlling shareholder): _____.

Was this due to the presentation of a specific topic: ☐ Yes    ☐ No

(Mark an X in the appropriate box).

The extent of his/her participation in board meetings held during the reporting year: _____.

Not applicable (the Company has no controlling shareholders).

	√	Section 106 of the Companies Law.

DIRECTORS' QUALIFICATIONS AND SKILLS
			True	False	Guideline
8.
The Company's Articles of Association do not include a provision restricting the option of immediately terminating the office of all the Company's directors who are not external directors (in this matter - an ordinary majority decision is not considered a restriction).
If your response is False (i.e., there is such restriction), please indicate -

				☒	Sections 85 and 222 of the Companies Law, section 46B of the Securities Law
	A.	The term of office set in the Articles of Association for a director: with regard to a director who is not an external director - from date of appointment until the date of the following general meeting, with regard to an external director - pursuant to the provisions of the Companies Law.	-

	B.	The majority required as prescribed in the Articles of Association for terminating the terms of office of the directors: Extraordinary majority (65%)	-
	C.	The requisite quorum prescribed in the Articles of Association for a general meeting convened to terminate the term of office of directors: Ordinary quorum - two members holding together at least 51% of the company's issued share capital.	-
	D.	The majority required to change these provisions in the Articles of Association: Extraordinary majority (65%)	-
9.
All the directors who held office in the Company during the reporting year declared, prior to the date for the convening of the general meeting at which their appointment was on the agenda, that they have the required qualifications (with details) and the ability to devote appropriate time for carrying out their duties and that the restrictions envisaged in sections 226 and 227 of the Companies Law are not applicable to them; and with respect to independent directors, they are also in compliance with the provisions of paragraphs (1) and (2) of the definition of an "independent director", in section 1 of the Companies Law.

If your response is False - please note the names of the directors who are not in compliance with the foregoing: _____.
			√	Mandatory Guideline section 224A and 224B of the Companies Law
10.
The Company has a training program for new directors, regarding the Company's area of business and the laws applicable to the Company and its directors, as well as a plan for further training of directors in office, which is adapted, inter alia, to the director's position in the Company.
If your response is True - please indicate whether the program was implemented during the reporting year:
☒ Yes
☐   No
(Mark an X in the appropriate box).
			√	Companies Law - section 4 (a) of the first Addendum (Recommended Corporate Governance Guidelines).
11.
The chairman of the board of directors (or another person so appointed by the board) is responsible for integrating the corporate governance guidelines applicable to the Company and informs the directors of issues relating to corporate governance during the reporting year.

If the board of directors appointed another person to the position of responsibility (in place of the chairman of the board), please indicate his/her name and position: In charge of internal enforcement and Company Secretary, Attorney Linor Yochelman.
			√	Companies Law - section 4 (b) of the first Addendum (Recommended Corporate Governance Guidelines).

12.	A.
The company set a minimum number of directors for the board of directors who are required to have accounting and financial expertise.

If your response is True - please indicate the minimum number set:  four directors (including one external director).

			√		Mandatory Guideline Section 92[A] (12) of the Companies Law.
B.
During each reporting year, in addition to the external director with accounting and financial expertise, other directors with accounting and financial expertise served on the board of directors. The number of such directors was determined by the board of directors.

You may answer True for this question if the period during which no other directors with accounting and financial expertise held office on the board did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which no such directors served on the board: _____.
			√		Mandatory Guideline Section 219 [D] of the Companies Law.
C.
The number of directors who held office during the reporting year was:

Directors with accounting and financial expertise:   7.

Directors with professional qualifications:

If there were such changes in the number of directors during the reporting year, please provide information of the lowest number (other than during a period of 60 days from the change) of each class of directors who held office during the reporting year.

			_____.	_____.	Sections 92(A)(12), 219(D), 240(1a) of the Companies Law and Regulations 10(B)(9)(a) and 48(C)(9) of the Reporting Regulations.
13.	A.
On the date of appointment of an external director during the reporting year, the Company was in compliance with the provisions of section 239(D) of the Companies Law concerning the composition of the board of directors, with regard to representation of both men and women.

X Not applicable (no external director was appointed during the reporting year)

			_____.	_____.	Mandatory Guideline Section 239 [D] of the Companies Law.
B.
Throughout the reporting year the board of directors was composed of both men and women.

If your answer is False - please indicate the period (in days) during which this did not occur: _____.

You may answer True for this question if the period during which the board did not include both men and women did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which the board did not include both men and women: _____.

			√		Companies Law - section 2 of the first Addendum (Recommended Corporate Governance Guidelines).
	C.	The number of men and of women serving on the Company's board of directors at the date of publication of this questionnaire: Men: 10; Women; 2.	_____.	_____.

BOARD MEETINGS (AND CONVENING OF GENERAL MEETINGS)
							True	False	Guideline
14.	A.	The number of board meetings held during each quarter in the reporting year: Q1 2012 6. Q2 2. Q3 5. Q4 8.					_____.	_____.	Sections 97, 98 and 224A of the Companies Law
	B.
Please indicate, alongside the names of the Company's directors who held office during the reporting year, their participation rate in board meetings (in this subsection - including meetings of the board of directors committees to which they belong, as noted below) held during the reporting year (and with regard to their term of office):

(Please insert additional lines according to the number of directors)
							_____.	_____.
		Director's Name:	Participation in board meetings:	Participation in audit committee meetings (with regard to a company director serving on this committee)	Participation in meetings of the committee for reviewing of financial statements (with regard to a company director serving on this committee)	Participation in meetings of other board of directors committees on which he/she serves (by indicating the name of the committee)
		Shaul Elovitch - Chairman of the board	100%	-	-	Security committee - 100%
		Yitzhak Edelman:	100%	100%	100%	-

Yehoshua Rosenzweig	90%	95%	80%	Internal enforcement committee 100%
Mordechai Keret	100%	100%	100%	Internal enforcement committee 100% Security committee - 100%
Eldad Ben Moshe	95%	90%	75%	-
Amikam Shorer	81%	-	-	Internal enforcement committee 100% Security committee - 100%
Orna Elovitch Peled	86%	-	-	-
Or Elovitch	100%	-	-	-
Felix Cohen:	100%	-	-	-
Rami Nomkin:	100%	-	-	-
Arieh Saban	73.33%	-	-	-

		Yair David	100%	-	-	-
		Yehuda Porat	100%	-	-	-
15.	1.
During the reporting year, the board of directors held at least one discussion concerning the management of the Company's businesses by the CEO and his subordinate officers, at which they were not present, after they were given the opportunity of expressing their position.
								☒	Companies Law - section 5 of the first Addendum (Recommended Corporate Governance Guidelines).
16.	2.	An annual general meeting was convened during the reporting year (no later than fifteen months following the last annual general meeting).					√		Mandatory Guideline Section 60 of the Companies Law.

SEPARATION OF THE ROLES OF THE CEO AND BOARD CHAIR
	True	False	Guideline
17.
Throughout the reporting year the board of directors of the Company was chaired by a chairperson.

You may answer True for this question if the period during which the board was not chaired by a chairperson did not exceed 60 days (as set forth in section 363A(2) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the board was not chaired by a chairperson: _____.

	√		Mandatory Guideline Section 94 (a) of the Companies Law.
18.
Throughout the reporting year the Company was managed by a CEO.

You may answer True for this question if the period during which the Company was not managed by a CEO did not exceed 90 days (as set forth in section 363A(6) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the Company was not managed by a CEO: _____.

	√		Mandatory Guideline Section 119 of the Companies Law.

19.
In a company where the chairperson of the board of directors also acts as the CEO and/or exercises his/her authority, the CEO/Chair duality was approved in accordance with the provisions of section 121 (C) of the Companies Law.

If your answer is True - please refer here to the immediate report for the general meeting at which such duality and/or exercise of authority was approved: _____.

X Not applicable (since such duality does not exist in the Company)

			_____.	_____.	Mandatory Guideline Sections 95 and 121 of the Companies Law
20.	The CEO is not a relative of the board chair If your response is False (i.e. the CEO is related to the board chair) -		√		Sections 95 and 121 of the Companies Law
	A.	Please indicate the relationship between the parties: _____.	_____.	_____.
	B.	The office was approved in accordance with section 121(C) of the Companies Law: ☐ Yes ☐ No (Mark an X in the appropriate box).	_____.	_____.
21.	Controlling shareholders or their relatives do not serve as CEO or as other senior officers in the Company (other than as directors).  Not applicable (the Company has no controlling shareholders).		√		Section 106 of the Companies Law.

AUDIT COMMITTEE
		True	False	Guideline
22.	All the external directors served on the Audit Committee during the reporting year.	√		Mandatory Guideline Section 115 of the Companies Law.

23.	The audit committee chair will be an external director.		√		Mandatory Guideline Section 115 of the Companies Law.
24.	The following persons did not serve on the audit committee during the reporting year:		_____.	_____.	Mandatory Guideline Section 115 of the Companies Law.
	A.	Controlling shareholders or their relatives  Not applicable (the Company has no controlling shareholders).	√
	B.	Chair of the Board of Directors	√
	C.	A director employed by the Company or by the Company's controlling shareholders or by another company controlled by them.	√
	D.	A director who regularly provides services for the Company or the Company's controlling shareholders or a company controlled by them.	√
	E.	A director whose primary source of income is the controlling shareholder.  Not applicable (the Company has no controlling shareholders).	√
25.
Persons who are not eligible to be a member of the Audit Committee, including controlling shareholders or their relatives, did not participate in Audit Committee meetings during the reporting year, other than pursuant to the provisions of section 115(E) of the Companies Law.
			√		Mandatory Guideline Section 115 (e) of the Companies Law.
26.
The requisite quorum for discussion and taking decisions at all audit committee meetings held during the reporting year was a majority of the committee members, whereby the majority of the participants were independent directors and at least one was an external director.
If your response is False - please indicate the number of meetings at which this requirement did not exist: _____.
			√		Mandatory Guideline section 116A of the Companies Law

27.
The audit committee held at least one meeting during the reporting year with the participation of the internal comptroller and its auditor, accordingly, and in the absence of Company officers who are not members of the Audit Committee, concerning flaws in the management of the corporations business.
	√	Mandatory Guideline section 117(1) of the Companies Law - section 6 of the first Addendum (Recommended Corporate Governance Guidelines)
28.
Every audit committee meeting with the participation of persons who are not eligible to serve as members of the committee, was with the approval of the committee chair and/or at the request of the committee (with respect to the company's legal counsel and secretary, who are not a controlling shareholder or relative of the controlling shareholder).

	√	Mandatory Guideline Section 115 (a) of the Companies Law.
29.
During the reporting year, arrangements were effective, as set by the audit committee, regarding the manner in which Company employees' complaints are treated with regard to flaws in the management of its businesses and with regard to protection that will be provided for whistleblowing.
	√	Mandatory Guideline Section 117 (6) of the Companies Law.

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE ("THE COMMITTEE") PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS
			True	False	Guideline
30.	A.
The Committee's recommendations concerning the financial statements issued in the reporting year were brought to the board of directors within reasonable time prior to the discussion by the board and all flaws or problems discovered during the examination were reported to the board of directors.
			√		Mandatory Guideline Regulation 2(3) of the Financial Statement Approval Regulations, and the guideline for disclosing the procedure for approving the financial statements.
B.
Please indicate the time (in days) set by the board of directors as reasonable time for receiving the Committee's recommendations prior to the board meeting at which the periodic or quarterly statements will be approved. 3 days when approving the periodic reports and 2 days when approving quarterly reports
			_____.	_____.
C.
The actual number of days that elapsed between the date on which the recommendations were sent to the board of directors and the date on which the financial statements were approved:
2011 Annual Report:   3 days
Q1 2012                         2 days
Q2                                  2 days
Q3                                  2 days
2012 Annual Report:   3 days
			_____.	_____.
31.
The Company's auditor was invited to all meetings of the committee and of the board of directors, and the internal comptroller received notice of the convening of such meetings, at which the Company's financial statements for the quarters of the reporting year were discussed.
			√		Mandatory Guideline section 168 of the Companies Law, regulation 2(2) of the Financial Statement Approval Regulations.
32.	The Committee was in compliance, throughout the reporting year, with all the conditions as set forth below:		_____.	_____.	Mandatory Guideline Regulation 3 of the Financial Statement Approval Regulations
	A.	The number of Committee members was not less than three (during the Committee's discussion and approval of the said reports).	√
	B.	All the conditions prescribed in section 115 (b) and (c) of the Companies Law existed (with regard to the office of the members of the audit committee).	√
	C.	The audit committee chair is an external director.	√
	D.	All the Committee's members are directors and the majority are independent directors.	√

E.	All the members of the Committee are able to read and understand financial statements and at least one of the independent directors has accounting and financial expertise.	√
F.	The Committee members provided declarations prior to their appointment.	√
G.
The requisite quorum for the Committee discussions and decisions was a majority of its members, provided that the majority of the participants were independent directors and at least one was an external director.
√
If your answer is False concerning one or more of the subsections to this question, please specify which of the foregoing conditions did not exist: _____.		_____.	_____.

AUDITOR
	True	False	Guideline
33.
The audit committee (and/or the financial statements review committee) was convinced that the scope of the auditor's work regarding audit services during the reporting year and the auditor's fee for the number of auditing hours during the reporting year, are appropriate for carrying out a proper audit.
	√		Section 117 (5) of the Companies Law.
34.
Prior to the appointment of the auditor, the audit committee (and/or the financial statements Review committee) sent its recommendations to the relevant organ within the Company, with regard to the scope of the auditors' work and their fee.

☐ Not applicable (An auditor was not appointed during the reporting year)

If your answer is True - please indicate whether the relevant organ within the Company acted in accordance with the recommendations of the audit committee (and/or the financial statements review committee).

√ Yes - the board of directors acted in accordance with the recommendations of the Company's financial statements review committee.

☐ False (if your response is False, please specify in the concluding notes to this questionnaire, how the competent organ (indicating its name) was convinced concerning the scope of the auditors' work and their fee.

(Mark an X in the appropriate box).
	√		Section 117 (5) of the Companies Law.

35.	The audit committee (and/or the financial statements review committee) examined whether, during the reporting year, there were any restrictions on the auditor's work.	√		The Securities Law and its Regulations (regarding "Duly Audited Statements).
36.	The audit committee (and/or the financial statements review committee) discussed, during the reporting year, the findings of the audit and their implications, with the auditors.	√		Regulation 2 of the Financial Statement Approval Regulations, the Companies Law - section 6 of the first Addendum (Recommended Corporate Governance Guidelines).
37.
The audit committee (and/or the financial statements review committee) was satisfied, prior to the appointment of the auditors, that their qualifications were appropriate for carrying out the audit of the Company, in view of the nature and complexity of the Company's operations.

☐ Not applicable (An auditor was not appointed during the reporting year)

		√		The Securities Law and its Regulations (regarding "Duly Audited Statements).
38.	Please specify the number of years in office of the partner attending to the audit accounting firm (as the Company's auditor) 3.	_____.	_____.	The Securities Law and its Regulations (regarding "Duly Audited Statements).
39.	The auditors participated at all the meetings of the financial statements review committee to which they were invited.	√		section 168 (b) of the Companies Law, regulation 2 of the Financial Statement Approval Regulations.

TRANSACTIONS WITH INTERESTED PARTIES
		True	False	Guideline
40.	The Company adopted procedures, approved by the Audit Committee, dealing with interested party transactions, in order to ensure that such transactions are duly approved.	√		Sections 117, 253, 255 and 270-278 of the Companies Law
41.
The controlling shareholder or a relative (including a company under their control) are not employed by the Company and do not provide it with management services.

If your response is False (i.e. the controlling shareholder or a relative are employed by the Company or do provide it with management services) please indicate -

- the number of persons employed by the Company from among the controlling shareholders and/or relatives (including companies under their control) is:  Note at end of Questionnaire

Where their employment contracts and/or management service agreements duly approved by the organs prescribed by law:

X Yes - the controlling shareholder of the Company provides the Company with management services under an agreement approved by the general meeting on June 10, 2010.

☐ No
(Mark an X in the appropriate box).
☐ Not applicable (the Company has no controlling shareholders). _____.

			☒	Section 270 (4) of the Companies Law.
42.
To the best of the Company's knowledge, the controlling shareholder does not have other businesses in the Company's area of operations (in one or more area).

If your response is False, please indicate whether and arrangement has been made between the Company and its controlling shareholder for the area of operations:

☐ Yes
☐No
 (Mark an X in the appropriate box).
☐ Not applicable (the Company has no controlling shareholders).
		√		Section 254 of the Companies Law, section 36 of the Securities Law (Important Information for a Reasonable Investor)

CONCLUDING NOTES TO THE QUESTIONNAIRE:

1.	Board of directors autonomy and directors' qualifications and expertise

Sections 1+13 - Tali Simon was appointed as an external director of the Company as of January 21, 2013

Section 2A - everywhere in this Questionnaire where reference is made to an independent director, the definition also refers to an external director

2.	Board Meetings (and convening of General Meetings)

Section 14 A-B - It should be noted that board meetings were held on January 17, 2012, September 23, 2012 and November 21, 2012 and the agendas for these meetings included the approval of transactions with interested parties only. Consequently and pursuant to the law, the controlling shareholder and his representatives, i.e. the directors: Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Amikam Shorer and Felix Cohen were present at the opening of these meetings after which they left the meetings. B. The director, Eldad Ben Moshe ceased serving as a member of the financial statements review committee on August 29, 2012. Consequently, his participation in the board meetings refers to the period during which he served on the committee.  C. The director, Arieh Saban ceased serving as a director on December 25, 2012. D. The director, Yair David ceased serving as a director during the reporting year on October 11, 2012 E. The director, Yehuda Porat ceased serving as a director on April 24, 2012. F. The participation of the directors in the board and committee meetings are indicated in rounded percentages.

3.	Audit Committee

Section 27 - with regard to the auditors, this refers to the financial statements review committee.

4.	Role of the committee for reviewing the financial statements

Section 30C - it should be noted that the relevant material for the discussions were sent out 72 hours prior to convening of the meetings.

5.	Transactions with Interested Parties

Section 41 - the corporations and companies under his control do not employ controlling shareholders or their relatives. Eurocom Communications Ltd. ("Eurocom"), which is controlled by the controlling shareholder of the Company provides the Company with management services. As part of the management services Eurocom provides the Company with the services of the board Chair, Mr. Shaul Elovitch, and the services of consultants on behalf of the management company, including Or Elovitch, a director in the Company and the son of the controlling shareholder, and Amikam Shorer, a director who is an employee of a Company controlled by the controlling shareholder.

Section 42 - The controlling shareholder does not deal directly with the Company's operations, however companies under his control provide key services, equipment and other means that the Company and its subsidiaries and an affiliate purchase for running their areas of operations. The key products and services are purchased from companies controlled by the controlling shareholder are cellular telephony and land line terminal equipment, decoders and satellite capacity for cable television services. In addition, 51% of DBS Ltd. shares are held in trust for the controlling shareholder.

March 13, 2013	_____________________________ Bezeq – The Israel Telecommunication Corp. Ltd.
Date

Signatories and their positions:

Shaul Elovitch, Chairman of Board of Directors
Mordechai Keret, Chair of Audit Committee
Yitzhak Edelman, Chair of Financial Statements Review Committee